Exhibit 99(a)(1)

COMPANY REPURCHASE NOTICE

To the Holders of

ON SEMICONDUCTOR CORPORATION

Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B

CUSIP 682189AE5

NOTICE IS HEREBY GIVEN pursuant to Section 3.06 and 3.07 of the Indenture, dated as of July 21, 2006 (the “Indenture”), by and among ON Semiconductor Corporation (the “Company”), certain subsidiaries of the Company who are Note Guarantors, and Wells Fargo Bank, N.A., as trustee (the “Trustee”), relating to the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B of the Company (the “Notes”), that at the option of each holder thereof (the “Holder”), each Note surrendered by the Holder in accordance with this Company Repurchase Notice will be repurchased by the Company in cash for $1,000 per $1,000 principal amount of the Notes so surrendered (the “Company Repurchase Price”) promptly following April 15, 2010, subject to the terms and conditions of the Indenture, the Notes, and this Company Repurchase Notice. The Company Repurchase Price will be payable through the facilities of The Depository Trust Company, New York, New York (“DTC”). If all outstanding Notes are surrendered for repurchase, the aggregate Company Repurchase Price will be $99,376,000. Holders may surrender their Notes from March 16, 2010 through 5:00 p.m., New York City time, on April 13, 2010. All capitalized terms used but not specifically defined herein have the meanings given to such terms in the Indenture.

The Company has confirmed that, as of the date of this Company Repurchase Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.

To exercise your option to have the Company repurchase the Notes and receive payment of the Company Repurchase Price in respect of such Notes, you must validly deliver your Notes through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on April 13, 2010, which is the close of business on the second Business Day prior to the Repurchase Date. Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on April 15, 2010.

The Notes are convertible into cash and shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) in accordance with, and subject to the terms and conditions of, the Indenture and the Notes. Holders may surrender Notes to Wells Fargo Bank, N.A., as the Conversion Agent, for cash and shares of Common Stock at a rate of 101.8849 shares per $1,000 face amount of the Notes in accordance with, and subject to the terms and conditions of, the Indenture and the Notes.

Notes that have been surrendered by the Holder for repurchase by the Company may be converted only if the election has been withdrawn by the holder in accordance with DTC procedures. The Holder shall have the right to withdraw any Notes surrendered prior to 5:00 p.m., New York City time, on April 15, 2010.

The address for the Trustee and the Conversion Agent is as follows:

Wells Fargo Bank, National Association

Attn: Bondholder Communications

12th Floor – Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55479

tel. 800-344-5128, Option 0

fax.612-667-6282

Additional copies of this Company Repurchase Notice may be obtained from the Trustee at its address set forth above.

Dated: March 16, 2010	ON Semiconductor Corporation

By Wells Fargo Bank, N.A., as Trustee

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No person has been authorized to give any information or to make any representations other than those contained in this Company Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Repurchase Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Repurchase Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the offer to purchase. To understand the offer fully and for a more complete description of the terms of the offer, we urge you to read carefully the remainder of this Company Repurchase Notice because this document contains additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

•	Who is offering to repurchase my Notes?

ON Semiconductor Corporation, a Delaware corporation (the “Company”), is offering to repurchase your validly surrendered Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (the “Notes”) promptly following April 15, 2010 (the “Repurchase Date”). (Page 5). The Notes were issued pursuant to an Indenture (the “Indenture”), dated as of July 21, 2006, by and between the Company, certain subsidiaries of the Company who are the Note Guarantors, and Wells Fargo Bank, N.A., as trustee (the “Trustee”). Wells Fargo Bank, N.A., also acts as Paying Agent and Conversion Agent under the Indenture. (Pages 5 and 6)

•	Why is the Company making the offer?

The Company is required to make the offer pursuant to the terms of the Notes and the Indenture. (Page 5)

•	What securities are the Company obligated to repurchase?

Pursuant to the Indenture, the Company is obligated to repurchase all of the Notes that are surrendered at the option of the holders of the Notes (“Holders”) upon the terms and conditions set forth in the Indenture, the Notes and as described in this Company Repurchase Notice. As of March 16, 2010, there was $99,376,000 aggregate principal amount of Notes outstanding.

•	How much are you offering to pay and what is the form of payment?

Pursuant to the Indenture, the Company will pay, in cash, a repurchase price (the “Company Repurchase Price”) of $1,000 per $1,000 principal amount of the Notes with respect to any and all Notes validly surrendered for repurchase and not withdrawn. (Page 5)

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the offer to purchase. (Page 6)

•	What does the board of directors of the Company think of the offer to purchase?

Although the board of directors of the Company has approved the terms of the offer to purchase included in the Indenture by virtue of their original approval of the Indenture, the board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for repurchase. The Company is required to make the offer pursuant to the terms of the Notes and the Indenture. You must make your own decision whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender. (Page 6)

•	When does the offer expire?

The offer expires at 5:00 p.m., New York City time, on April 13, 2010. The Company does not intend to extend the period Holders have to accept the offer. (Page 5)

•	What are the conditions to the repurchase by the Company of the Notes?

The offer to purchase is not subject to any conditions except (1) no Notes will be repurchased if the principal amount of the Notes has been accelerated pursuant to the Indenture and such acceleration has not been rescinded on or prior to the Repurchase Date, (2) no Notes will be repurchased if any amount then due under any Designated Senior Indebtedness of the Company is unpaid as of the Repurchase Date or any other default has occurred under any Designated Senior Indebtedness and the maturity of such Designated Senior Indebtedness has been accelerated pursuant to the terms thereof and, in each case, such default has not been cured or waived and such acceleration has not been rescinded, (3) the Company’s purchase is not unlawful and (4) satisfaction of the procedural requirements described in this Company Repurchase Notice. (Page 5)

•	How do I surrender my Notes?

To surrender your Notes for repurchase, you must surrender the Notes through the transmittal procedures of The Depository Trust Company (“DTC”) no later than 5:00 p.m., New York City time, on April 13, 2010.

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A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes on the Holder’s behalf.

•	If you are a DTC participant, you should surrender your Notes through DTC’s Automated Tender Offer Program, subject to the terms and procedures of that system.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures prior to 5:00 p.m., New York City time, on April 13, 2010. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of this offer set forth in this Company Repurchase Notice. (Pages 8 and 9)

•	If I surrender my Notes, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes that have not been withdrawn promptly following expiration of the offer. The Company will deposit with the Trustee before 10:00 a.m., New York City time, on the Repurchase Date, the funds required to pay the Company Repurchase Price of all Notes or portions thereof that are to be purchased as of such date. Provided that the Holder has validly tendered such Notes in accordance with the procedures described herein and not withdrawn such Notes, the Trustee will distribute such funds to DTC, the sole record holder of the Notes, promptly following the Repurchase Date and DTC will thereafter distribute cash to its participants in accordance with its procedures.

Your delivery of the Notes by book-entry transfer through DTC’s Automated Tender Offer Program is a condition to your receipt of the Company Repurchase Price. (Page 10)

•	Until what time can I withdraw previously surrendered Notes?

You can withdraw previously surrendered Notes at any time until 5:00 p.m., New York City time, on April 15, 2010, the Repurchase Date. (Page 9)

•	How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on April 15, 2010. You bear the risk of untimely withdrawal of previously surrendered Notes. You must allow sufficient time for completion of the DTC procedures before 5:00 p.m., New York City time, on April 15, 2010. (Page 9)

•	Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not surrender your Notes before the expiration of the offer, the Company will not repurchase your Notes and such Notes will remain outstanding, subject to their existing terms. (Page 8)

•	If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof. (Page 8)

•	If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for repurchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Note into cash and shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture. (Page 6)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for repurchase in the offer?

The receipt of cash in exchange for Notes pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Page 13)

•	Who is the Trustee?

Wells Fargo Bank, N.A., the trustee for the Notes, is serving as Trustee and Paying Agent in connection with this offer to purchase. Its address and telephone number are set forth on the front cover page of this Company Repurchase Notice.

•	Who can I talk to if I have questions about the offer?

Questions and requests for assistance in connection with the surrender of the Notes for repurchase in this offer may be directed to Bondholder Communications at Wells Fargo Bank, N.A. at (800) 334-5128, Option 0 and all other questions relating to this offer may be directed to Ken Rizvi at the Company at (602) 244-5374.

IMPORTANT INFORMATION CONCERNING THE OFFER

1. Information Concerning the Company. ON Semiconductor Corporation, a Delaware corporation (the “Company”), is offering to repurchase for cash its Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (the “Notes”).

The Company is a premier supplier of high performance, energy efficient silicon solutions for green electronics. The Company is headquartered in Phoenix, Arizona and its principal executive offices are located at 5005 E. McDowell Road Phoenix, AZ 85008. The Company’s telephone number is (602) 244-6600. See “Additional Information” below for how you can obtain more information about the Company.

2. Information Concerning the Notes. The Notes were issued under an Indenture, dated July 21, 2006 (the “Indenture”), by and between the Company, certain subsidiaries of the Company who are the Note Guarantors and Wells Fargo Bank, N.A., as Trustee. The Notes mature on April 15, 2024.

2.1 The Company’s Obligation to Repurchase the Notes. Pursuant to the terms of the Indenture and the Notes, unless earlier redeemed, the Company is obligated to repurchase all Notes validly surrendered for repurchase and not withdrawn, (1) at the Holder’s option, on April 15, 2010, April 15, 2014 and April 15, 2019 at a repurchase price of 100% of the principal amount of such Notes or (2) upon the occurrence of a Designated Event, in each case, subject to the terms and conditions of the Indenture, the Notes and the applicable Company Repurchase Notice or Designated Event Repurchase Notice.

This offer will expire at 5:00 p.m., New York City time, on Tuesday, April 13, 2010, the close of business on the second business day immediately prior to April 15, 2010, the Repurchase Date. The repurchase by the Company of validly surrendered Notes is not subject to any condition other than (1) no Notes will be repurchased if the principal amount of the Notes has been accelerated pursuant to the Indenture and such acceleration has not been rescinded on or prior to the Repurchase Date, (2) no Notes will be repurchased if any amount then due under any Designated Senior Indebtedness of the Company is unpaid as of the Repurchase Date or any other default has occurred under any Designated Senior Indebtedness and the maturity of such Designated Senior Indebtedness has been accelerated pursuant to the terms thereof and, in each case, such default has not been cured or waived and such acceleration has not been rescinded, (3) the Company’s purchase is not unlawful and (4) satisfaction of the procedural requirements described in this Company Repurchase Notice.

2.2 Company Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the Company Repurchase Price to be paid by the Company for the Notes is $1,000 per $1,000 principal amount of the Notes. The Company Repurchase Price will be paid in cash with respect to any and all Notes validly surrendered and not withdrawn in accordance with this Company Repurchase Notice. If you are surrendering only a portion of your Notes for repurchase, such Notes will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof.

The Company Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or common stock, par value $0.01 per share, of the Company (the “Common Stock”). Thus, the Company Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and Common Stock before making a decision whether to surrender their Notes for repurchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Notes for repurchase pursuant to this Company Repurchase Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of current market value and other relevant factors.

2.3 Conversion Rights of the Notes. The Notes are convertible into cash and shares of the Company’s Common Stock in accordance with, and subject to the terms and conditions of, the Indenture and the Notes. The conversion rate of the Notes as of March 16, 2010 is 101.8849 shares of Common Stock per $1,000 principal amount of the Notes, which is equivalent to a conversion price of approximately $9.8150 per share of Common Stock, subject to the terms and conditions of the Indenture and the Notes. The Trustee is currently also acting as Conversion Agent for the Notes.

Holders that do not surrender their Notes for repurchase pursuant to the offer will maintain the right to convert their Notes into cash and Common Stock in accordance with and subject to the terms of the Indenture and the Notes. Any Notes surrendered for purchase may be converted in accordance with the terms of the Indenture only if the Notes have been validly withdrawn at or before 5:00 p.m., New York City time, on April 15, 2010, as described in Section 4 hereto.

2.4 Market for the Notes and Common Stock. There is no established reporting system or trading market for trading in the Notes. We believe that trading in the Notes has been limited and sporadic, and that there is no practical way to accurately determine the trading history of the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the offer. Following the expiration of the offer, we expect that Notes not repurchased in the offer will continue to be traded over the counter; however, the trading market for the Notes may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our repurchase of a significant amount of the Notes pursuant to the offer would reduce the float and could negatively affect the liquidity, market value, and price volatility of the Notes that remain outstanding following the offer. We cannot assure you that a market will exist for the Notes following the offer. The extent of the trading market for the Notes following consummation of the offer will depend upon, among other things, the remaining outstanding principal amount of the Notes at that time, the number of holders of Notes remaining at that time, and the interest on the part of securities firms in maintaining a market in the Notes. The Notes are held through The Depository Trust Company (“DTC”). As of March 16, 2010, there was $99,376,000 aggregate principal amount of Notes outstanding, and DTC was and is the sole record Holder of the Notes.

The Common Stock into which the Notes are convertible is listed on the NASDAQ Global Select Market (“Nasdaq”), under the symbol “ONNN”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on Nasdaq.

	High	Low
Year ended December 31, 2009
First Quarter	$5.10	$3.17
Second Quarter	7.29	4.47
Third Quarter	9.12	6.30
Fourth Quarter	9.01	6.32
Year ended December 31, 2008
First Quarter	$9.06	$4.86
Second Quarter	10.85	5.46
Third Quarter	10.72	6.50
Fourth Quarter	6.89	2.35

On March 12, 2010, the last reported sales price of the Common Stock on Nasdaq was $8.00 per share. As of March 2, 2010, there were 428,649,064 shares of Common Stock outstanding. The Company urges you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to this offer.

2.5 Redemption. The Notes are not redeemable by the Company before April 15, 2010. On or after that date, subject to the terms of the Indenture and the Notes, the Notes are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest on the Notes redeemed to (but excluding) the redemption date.

2.6 Other Repurchase Obligations. The Company will also have an obligation to repurchase the Notes for cash at the option of the Holders thereof on April 15, 2014 and 2019. In addition, the Company will have an obligation to repurchase the Notes for cash if there shall occur a Designated Event (as defined in the Indenture). In either such case, the purchase price will be 100% of the principal amount of the Notes to be repurchased.

2.7 Ranking. The Notes are our general unsecured obligations, are subordinated in right of payment to all of our existing and future senior indebtedness, rank pari passu in right of payment with all of our existing and future senior subordinated indebtedness and are senior in right of payment to all our existing and future subordinated obligations. The Notes also are effectively subordinated to any of our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing such indebtedness and to all liabilities of our foreign subsidiaries, which are not guaranteeing the Notes, and any future subsidiaries that do not guarantee Notes. The Notes are guaranteed by certain of the Company’s domestic subsidiaries. The guarantees are unsecured and subordinated in right of payment to all existing and future senior indebtedness of the Note Guarantors, including all guarantees of the Note Guarantors under senior indebtedness. The Note guarantees rank equal in right of payment with all of the existing and future senior subordinated indebtedness of the Note Guarantors and are senior to all of the existing and future subordinated obligations of the Note Guarantors.

3. Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase. Holders will not be entitled to receive the Company Repurchase Price for their Notes unless they validly surrender (and do not thereafter withdraw) the Notes at or before 5:00 p.m., New York City time, on April 13, 2010. Only registered Holders are authorized to surrender their Notes for repurchase. Holders may require repurchase of some or all of their Notes; however, if you are requiring repurchase of only a portion of your Notes, such Notes must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Notes at or before 5:00 p.m., New York City time, on April 13, 2010, their Notes will remain outstanding, subject to the existing terms of the Notes.

3.1 Method of Delivery. The Company has confirmed that, as of the date of this Company Repurchase Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”). This Company Repurchase Notice constitutes the written notice by the Company of the purchase right in accordance with the Indenture and delivery of the Notes via ATOP will satisfy the notice requirements of the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2 Agreement to be Bound by the Terms of the Offer to Purchase. By surrendering your Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Notes shall be repurchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Repurchase Notice;

•	such Holder has received the Company Repurchase Notice and acknowledges that such Company Repurchase Notice provides the information required pursuant to Section 3.07(b) of the Indenture;

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upon the terms and subject to the conditions set forth in this Company Repurchase Notice, the Indenture, and the Notes, and effective upon the acceptance for payment thereof, such Holder irrevocably sells, assigns, and transfers to the Company, all right, title, and interest in and to all the Notes surrendered;

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such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign, and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges, and encumbrances and not subject to any adverse claim or right; and

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all questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Repurchase Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3 Delivery of Notes.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf through the transmittal procedures of DTC.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Notes by electronically transmitting such Holder’s acceptance through ATOP, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on Tuesday, April 13, 2010.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder, or by a broker, dealer, commercial bank, trust company, or other nominee on such Holder’s behalf, and transmitted by DTC to the Trustee, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of this offer, including those set forth above under “Agreement to be Bound by the Terms of the Offer to Purchase.”

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on April 13, 2010.

4. Right of Withdrawal. Notes surrendered for repurchase may be withdrawn at any time at or before 5:00 p.m., New York City time, on April 15, 2010. In order to withdraw Notes, Holders must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on April 15, 2010. Notes withdrawn from the offer may be resurrendered by following the surrender procedures described in Section 3 above.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through ATOP from the tendering DTC participant before 5:00 p.m., New York City time, on April 15, 2010. The withdrawal notice must:

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specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered, and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

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be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form, and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of previously tendered Notes. If you wish to withdraw your Notes, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on April 15, 2010.

5. Payment for Surrendered Notes. Each Holder that has properly delivered the Notes through ATOP at or before 5:00 p.m., New York City time, on April 13, 2010 and not validly withdrawn such delivery at or before 5:00 p.m., New York City time, on April 15, 2010, will receive the Company Repurchase Price promptly following the Repurchase Date. The Company will deposit with the Trustee before 10:00 a.m., New York City time, on the Repurchase Date, the funds required to pay the Company Repurchase Price of all Notes or portions thereof that are to be repurchased as of such date. Provided that the Holder has validly tendered such Notes in accordance with the procedures described herein, the Trustee will distribute such funds to DTC, the sole record holder of the Notes, and DTC will thereafter distribute cash to its participants in accordance with its procedures.

The total amount of funds required by the Company to repurchase all of the Notes is $99,376,000 (assuming all of the Notes are validly surrendered for repurchase and accepted for payment). Tendered Notes will be repurchased with cash on hand.

6. Notes Acquired. Any Notes repurchased by the Company pursuant to this offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company

Except as otherwise described herein or in the Company’s reports filed with the Securities and Exchange Commission (the “SEC”) from time to time before the date of this Company Repurchase Notice, the Company currently has no plans, proposals or negotiations that would be material to a Holder’s decision to surrender the Notes for repurchase in this offer and that relate to or would result in:

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any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries, provided that the Company engages from time to time in the planning, proposing and/or negotiation of acquisitions of target companies which the Company believes would be beneficial to its business;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; or any of the subsidiaries who are Note Guarantors.

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any change in the present board of directors or management of the Company or any of the subsidiaries who are Note Guarantors, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company or any of the subsidiaries who are Note Guarantors;

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any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company or any of the subsidiaries who are Note Guarantors; or

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any changes in the charter, bylaws or other governing instruments of the Company or any of the subsidiaries who are Note Guarantors, or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, to the knowledge of the Company after reasonable inquiry:

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none of the Company or its subsidiaries or other affiliates or its executive officers or directors or any of their associates (as defined in the Rule 12b-2 of the Exchange Act), has any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Notes;

•	the Company will not repurchase any Notes from such persons; and

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during the 60 days preceding the date of this Company Repurchase Notice, none of the Company or its subsidiaries, officers, directors or any officers or directors of any subsidiary of the Company has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Repurchase Notice as Annex A.

In connection with services to the Company, the Company makes awards of options, restricted stock units (including performance based restricted stock units) and/or other awards from time to time to its executive officers and directors under its employee benefit plans. Each executive officer also has an employment agreement with the Company or its principal operating subsidiary and which may include certain provisions relating to the Common Stock. In addition, the executive officers may participate from time to time in the Company’s employee stock purchase plan. Several of the Company’s executive officers from time to time execute sales of the Common Stock under 10b5-1 plans between each such executive officer and a broker. The Company has described its material debt agreements and other material arrangements and agreements with respect to its securities in its Form 10-K Report for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). See the Notes to Consolidated Financial Statements in the 2009 Form 10-K, including Note 8 for information regarding the Company’s long-term debt, including convertible debt, and Note 10 and Note 11 for information regarding other equity securities. The Company will also solicit proxies in the ordinary course of business in connection with its upcoming annual meeting of shareholders. Except as described above, the Company is not and to the knowledge of the Company after reasonable inquiry, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to this offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Purchases of Notes by the Company and Its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Notes (or the right to repurchase the Notes) other than through this offer until at least the tenth business day after the Repurchase Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Company Repurchase Price. Any decision to purchase Notes after the expiration of this offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to this offer, the market price of the Common Stock, the business and financial position of the Company, and general economic and market conditions. Pursuant to the Indenture, the Company may also redeem all or any of the Notes at any time at 100% of their principal amount.

10. Material U.S. Federal Income Tax Considerations.

U.S. Federal Income Tax Considerations. To comply with Treasury Department Circular 230, specifically, in accordance with 31 C.F.R. §10.35(b)(5), you are hereby notified that any discussion provided herein and in any related materials (i) was not prepared or written to be relied upon, and cannot be used by any person for the purpose of avoiding any federal tax penalties and (ii) was prepared and written to support the promotion or marketing of the transactions or matters discussed herein, including but not limited to the surrender of the Notes for repurchase. Each person should seek advice based on such person’s particular circumstances from an independent tax advisor. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to this offer. This discussion does not purport to be a complete analysis of all potential tax effects of the sale of the Notes pursuant to this offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders that hold Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding the Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (including, when used in this discussion, entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Notes or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Notes should consult its own tax advisor regarding the tax consequences of surrendering the Notes pursuant to this offer. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including, when used in this discussion, any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes, other than a partnership, that is not a U.S. Holder as defined above.

U.S. Holders

Sale of the Notes. A sale of Notes by a U.S. Holder pursuant to this offer will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder that receives cash in exchange for Notes pursuant to this offer will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the Holder’s adjusted tax basis in the Notes surrendered. A U.S. Holder’s adjusted tax basis in the Notes will generally equal the U.S. Holder’s cost of the Notes, reduced by any amortizable bond premium deducted with respect to the Notes, increased by any original issue discount or market discount previously included in income by such Holder with respect to such Notes. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder’s holding period in the Notes exceeds one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum U.S. federal tax rate of 15%. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder who acquired Notes with market discount will generally be required to treat any gain recognized upon the sale of its Notes pursuant to this offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has included market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (the sum of the issue price of the Notes and the aggregate amount of original issue discount includible in gross income by all prior holders of the Notes) of the Notes at the time acquired by the Holder over the Holder’s initial tax basis in the Notes.

Non-U.S. Holders

Sale of the Notes. A Non-U.S. Holder that receives cash in exchange for the Notes pursuant to this offer will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) the Non-U.S. Holder’s adjusted tax basis in the Notes. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax unless: (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

A non-U.S. holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty. A non-U.S. holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (b) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Backup Withholding

A U.S. Holder who surrenders the Notes for repurchase will generally be subject to backup withholding at the rate of 28% of any gross payment if (a) such Holder fails to provide a Taxpayer Identification Number (Employer Identification Number or Social Note Number) or certification of exempt status, (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) has failed to certify under penalties of perjury that it is not subject to backup withholding.

If a non-U.S. Holder holds Notes through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may otherwise apply if the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to this offer.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. The Company recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering the Notes for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Notes for repurchase.

11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N. E., Washington D.C. 20549. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to this offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about the Company and its financial condition.

•	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2009;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•

All documents filed with the SEC by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice until completion of this offering; and

•

The description of the Company’s common stock included in its registration statement on Form 8-A12G, filed April 21, 2000, and any amendment or report that it has filed (or will file after the date of this registration statement and prior to the termination of this offering) for the purpose of updating such description, including its Current Report on Form 8-K filed with the SEC on May 21, 2009.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations and does not intend to use any officer, class of employees or corporate assets (other than cash) to pay the purchase price of tendered Notes in connection with the offer.

13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

14. Conflicts. In the event of any conflict between this Company Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees or the Trustee are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Company Repurchase Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

ON SEMICONDUCTOR CORPORATION

March 16, 2010

ANNEX A

BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and executive officers.

Name	Position Held
Keith Jackson	President, Chief Executive Officer and Director

Donald A. Colvin	Executive Vice President, Chief Financial Officer and Treasurer

Robert Charles Mahoney	Executive Vice President, Sales & Marketing

William John Nelson, Ph.D.	Executive Vice President and Chief Operating Officer and Chief Environmental Officer

George H. Cave	Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary

William M. Hall	Senior Vice President and General Manager, Standard Products Group

William A. Schromm	Senior Vice President and General Manager, Computing and Consumer Group

Michael A. Williams	Senior Vice President and General Manager, Automotive and Power Group

Robert A. Klosterboer	Senior Vice President and General Manager, Digital and Mixed-Signal Product Group

J. Daniel McCraine	Director

Francis P. Barton	Director

Curtis J. Crawford	Director

Emmanuel T. Hernandez	Director

Phil D. Hester	Director

Daryl Ostrander	Director

Robert H. Smith	Director

The business address of each person above is c/o Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, AZ 85008; telephone number (602) 244-6600.